Mail Stop 3561

March 29, 2010

Dennis E. Bunday
Chief Financial Officer
Williams Controls, Inc.
14100 SW 72nd Avenue
Portland, Oregon 97224

> **Re: Williams Controls, Inc.**
> **File No. 001-33066**
> **Form 10-K: For the Fiscal Year Ended September 30, 2009**

Dear Mr. Bunday:

We have reviewed the above referenced filings and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We have also asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comment via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the Year Ended September 30, 2009

Item1. Business

Patents, Trademarks and Licenses, page 6

1.   Reference is made to your 2005 agreement with MMT to license non-contacting Hall effect sensor where you make royalty payments based on the number of units sold.   We also note that the agreement is for a period of ten years and includes a minimum yearly royalty that began in year three (i.e. fiscal 2007) of this agreement.   Please expand the notes to financial statements to disclose (i) the nature and terms of this agreement; (ii) the royalty expense that has been recognized in each financial statement period; (iii) the minimum yearly royalty payment that was required beginning in year three; and (iv) the future minimum royalty payment required for the next five fiscal years of this agreement.

Please also consider the analogous guidance with respect to unrecorded and recorded obligations in ASC Topic 440-10-50-2 through 7 that may provide additional disclosures under your circumstances. Please provide us a sample of your proposed revised disclosure as part of your response.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 15

2. In future filings, please consider providing a discussion of your results of operations on a segment level in addition to your current discussion at the consolidated level.

3. In future filings, please quantify, discuss, and analyze the changes in costs of sales on a stand-alone basis in addition to your current disclosure which is made in the context of gross profit. In your revised disclosure, please quantify and discuss the significant components of costs of sales, such as labor, materials, or any other components, to the extent material.

4. You state that sales to your Asian and European truck customers increased approximately 51% and 8%, respectively, compared to the twelve months ended September 30, 2007. However, you do not discuss or analyze the underlying business reason for the change. In future filings, please ensure that you discuss and analyze the underlying business reasons for the changes in accounts.

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheet – page 26

5. In view of the materiality of Accrued Expenses, we suggest a table in the notes reconciled to the balance sheet amount that details the nature of the material items and amounts that comprise this account. Also, please provide appropriate disclosure of the reasons for any material changes that occur in the account from period to period. Please revise accordingly in future filings. Please provide us a sample of your proposed revised disclosure as part of your response.

Note 2. Significant Accounting Policies

Cash and Cash Equivalents, page 32

6. As cash and cash equivalents represents approximately 25% of your consolidated assets, please expand your note to disclose the nature of any material components that comprise your cash and cash equivalents. In addition, please also disclose any market or concentrations of risk for these assets. For example, among other items, you can disclose specific amounts of these assets that are not currently insured or protected against loss,

etc. Please refer to the analogous guidance in ASC Topics 275 and 815 and revise accordingly. Please provide us a sample of your proposed revised disclosure as part of your response.

Trade Accounts Receivable, page 32

7.   In future filings, please consider providing a roll-forward of your allowance for doubtful accounts. We believe this would be informative disclosure especially as the allowance account has materially changed from the prior year.

Note 9. Income Taxes, page 43

8.   Reference is made to the last paragraph of this note on page 45 that discusses your five-year tax holiday in China.   In accordance with the guidance in Topic 11C of the Staff Accounting Bulletins, please disclose the aggregate dollar and per share effects of the tax holiday for each of the three-year financial statement periods.

Schedule 14A

Discretionary annual bonus, page 19

9.   Please confirm that in future filings you will disclose the operating income levels which serve as performance goals for your named executives.

10.   We note your decision to discuss bonuses as bonuses here but include them under the non-equity incentive plan compensation column of the summary compensation table on page 22. In future filings, please supplement your discretionary annual bonus discussion and summary compensation chart with a brief explanation of your reasons for this decision.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Aamira Chaudhry at 202-551-3389 or Joe Foti at 202-551-3816 for questions regarding the financial statements and related matters or Tarik Gause at 202-551-3528 for questions regarding Schedule 14A. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief